Exhibit 99

Kapalua Bay Holdings, LLC and Subsidiary
(A Delaware Limited Liability
Company)

Consolidated Financial Statements as of December 31, 2005 and 2004 and for the Year Ended December 31, 2005 and for the Period from August 31, 2004 (Date of Formation) to December 31, 2004, and Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Members of Kapalua Bay Holdings, LLC:

We have audited the accompanying consolidated balance sheets of Kapalua Bay Holdings, LLC and subsidiary (a Delaware limited liability company) (“Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, members’ capital, and cash flows for the year ended December 31, 2005 and for the period from August 31, 2004 (date of formation) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Kapalua Bay Holdings, LLC and subsidiary at December 31, 2005 and 2004, and the results of their operations and their cash flows for the year ended December 31, 2005 and for the period from August 31, 2004 (date of formation) to December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Honolulu, Hawaii March 3, 2006

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY
(A Delaware Limited Liability Company)

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$655,054	$1,906,976
Accounts receivable, less allowance for doubtful accounts of $83,182 and $64,408	1,311,797	1,354,973
Receivables from affiliates	1,592,318	196,432
Inventories	127,293	127,293
Prepaid expenses and other assets	326,768	399,561

Total current assets	4,013,230	3,985,235

PROPERTY:
Land	24,590,000	24,590,000
Buildings, other improvements, and equipment	3,095,157	3,072,000

Total property	27,685,157	27,662,000
Less accumulated depreciation and amortization	(2,546,213)	(512,000)

Property—net	25,138,944	27,150,000

PROJECT DEVELOPMENT COSTS	55,336,126	47,148,619

TOTAL	$84,488,300	$78,283,854

	2005	2004
LIABILITIES AND MEMBERS’ CAPITAL

CURRENT LIABILITIES:
Accounts payable	$2,947,311	$695,471
Accrued expenses and other current liabilities	3,194,058	1,776,004
Customer deposits	714,056	454,581
Payable to affiliates	232,775	636,202

Total current liabilities	7,088,200	3,562,258

NOTE PAYABLE	29,493,099	26,000,000

OTHER LIABILITIES		250,000

Total liabilities	36,581,299	29,812,258

COMMITMENTS AND CONTINGENCIES (Note 11)

MEMBERS’ CAPITAL	47,907,001	48,471,596

TOTAL	$84,488,300	$78,283,854

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

	2005	2004

REVENUES:
Rooms	$16,791,593	$3,757,313
Food and beverage	5,662,063	1,640,983
Other operating departments	104,394	17,336
Rental income	1,932,096	523,631

Total revenues	24,490,146	5,939,263

COSTS AND EXPENSES:
Rooms	5,878,807	1,440,234
Food and beverage	6,416,288	1,870,920
Other operating departments	508,072	147,334
General and administrative	4,190,931	1,756,557
Advertising and promotion	2,244,151	590,130
Depreciation and amortization	2,034,213	572,000
Utilities costs	1,678,530	485,960
Management fees	867,086	175,995
Other expenses	1,561,663	428,537

Total costs and expenses	25,379,741	7,467,667

NET LOSS	$(889,595)	$(1,528,404)

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF MEMBERS’ CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

	MLP KB Partner, LLC	MH Kapalua Venture, LLC	ER Kapalua Investors Fund, LLC	Total

CAPITAL CONTRIBUTIONS:
Land and other assets	$25,000,000	$—	$—	$25,000,000
Cash	500,000	17,000,000	7,500,000	25,000,000

Total capital contributions	25,500,000	17,000,000	7,500,000	50,000,000

2004 NET LOSS	(779,486)	(519,657)	(229,261)	(1,528,404)

BALANCE—December 31, 2004	24,720,514	16,480,343	7,270,739	48,471,596

CAPITAL CONTRIBUTIONS	225,000	100,000		325,000

2005 NET LOSS	(453,693)	(302,462)	(133,440)	(889,595)

BALANCE—December 31, 2005	$24,491,821	$16,277,881	$7,137,299	$47,907,001

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD FROM

AUGUST 31, 2004 (DATE OF FORMATION) THROUGH DECEMBER 31, 2004

	2005	2004

OPERATING ACTIVITIES:
Net loss	$(889,595)	$(1,528,404)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,034,213	572,000
Acquisition of project development rights (Note 1)		(45,665,000)
Project development costs	(5,281,079)	(1,125,619)
Changes in operating assets and liabilities:
Accounts receivable—net	43,176	108,509
Affiliates—net	(1,799,312)
Prepaid expenses and other assets	72,793	(415,438)
Accounts payable	1,138,676	606,056
Customer deposits	259,474	(140,893)
Accrued expenses and other liabilities	(300,210)	1,485,208

Net cash used in operating activities	(4,721,864)	(46,103,581)

INVESTING ACTIVITIES:
Purchases of property	(23,157)	(27,000)
Acquisition of hotel improvements and other assets—net of acquired cash (Note 1)		(2,962,443)

Net cash used in investing activities	(23,157)	(2,989,443)

FINANCING ACTIVITIES:
Proceeds from note payable	3,493,099	26,000,000
Members’ capital contributions		25,000,000

Net cash provided by financing activities	3,493,099	51,000,000

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,251,922)	1,906,976

CASH AND CASH EQUIVALENTS—Beginning of period	1,906,976

CASH AND CASH EQUIVALENTS—End of period	$655,054	$1,906,976

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION—Cash paid for interest	$1,533,629	$284,938

SUPPLEMENTAL NONCASH INVESTING AND
FINANCING ACTIVITIES:
• Members’ capital contributions for services	$325,000	$—
• Capital contribution of land and other assets by MLP KB Partner, LLC	—	25,000,000

See notes to consolidated financial statements.

KAPALUA BAY HOLDINGS, LLC AND SUBSIDIARY

(A Delaware Limited Liability Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005 AND FOR THE PERIOD FROM AUGUST 31, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

1.                      ORGANIZATION AND PURCHASE TRANSACTION

Kapalua Bay Holdings, LLC (“Bay Holdings”) was formed on August 31, 2004 as a Delaware limited liability company whose members are MLP KB Partner, LLC, an affiliate of Maui Land & Pineapple Company, Inc. (“MLP”); MH Kapalua Venture, LLC, an affiliate of Marriott International (“Marriott”); and ER Kapalua Investors Fund, LLC, an affiliate of Exclusive Resorts (“Exclusive Resorts”). Bay Holdings formed a wholly owned limited liability company, Kapalua Bay LLC (“Kapalua Bay”).

On August 31, 2004, Kapalua Bay completed the purchase of the leasehold interest in the land (“ground lease”) and hotel improvements of the Kapalua Bay Hotel (“KBH”) from YCP Kapalua L.P. and YCP Kapalua Operator Inc. for $48.3 million. The KBH is located in Kapalua, Maui and has 196 oceanfront rooms. MLP was the lessor under the ground lease with YCP. Bay Holdings intends to redevelop the site and construct whole and fractional ownership residential units for sale to the public. The plan is to operate the hotel and adjacent retail shops for approximately 19 months, demolish these improvements, and then begin construction of the residential units. During this 19-month period, Bay Holdings will prepare the development plans, obtain the required governmental approvals, and prepare marketing and sales plans.

The purchase price of $48,300,000 was allocated as follows:  $2,635,000 to the hotel improvements (including furniture and equipment) and $45,665,000 to development rights (project development costs on the balance sheet). The fair value of the hotel improvements (and the Shops’ improvements discussed below) considered Bay Holdings’ plan to demolish the improvements within two years. The fair value was based on the present value of the hotel’s net operating income (cash flows). The development rights represent the costs to secure the project site and enable Bay Holdings’ development of the luxury residential units. The fair values of the hotel improvements and development rights were based on an independent appraisal.

Under the purchase agreement, Bay Holdings is responsible for employee severance pay. At December 31, 2004, the severance benefits to be paid were not determinable; however, management believed that a liability was incurred at the date of acquisition due to its obligations under the purchase agreement, and that its obligation would not be less than $250,000. Accordingly, a liability equal to this amount was recognized (with a corresponding increase in project development costs). In 2005, within one year of the acquisition date, management revised its estimate of the severance liability at the acquisition date to $949,000, which resulted in a $699,000 increase in the liability and project development costs.

In addition to its severance liability, Bay Holdings has a withdrawal liability relating to the hotel industry multi-employer defined benefit pension plan, as a result of the hotel’s closure and the termination of employees. In 2004, Bay Holdings was unable to reliably estimate its liability at the date of acquisition for its withdrawal obligation and no liability was recorded at the date of acquisition (August 31, 2004) or at December 2004. In 2005, within one year of the acquisition date, management estimated the withdrawal liability to be $405,000, which resulted in a liability and a corresponding increase in project development costs by the same amount. Management believes that its accounting for the severance benefits and the withdrawal liability are consistent with the provisions of EITF No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination.

Bay Holdings separately paid approximately $415,000 in 2004 for certain assets and liabilities assumed (e.g., guest receivables, guest deposits, accrued vacations).

In connection with the formation of Bay Holdings and Kapalua Bay, MLP contributed $500,000 of cash to Bay Holdings and contributed to Kapalua Bay (1) its lessor’s interest under the ground lease, (2) its fee interest in the 21-acre land parcel underlying the KBH (ground lease concurrently cancelled), and (3) its rights and interests as landlord of the adjacent retail shops (“Shops”), including the retail leases. The Shops is a retail complex located adjacent to the KBH, and has approximately 22,000 square feet of gross leasable area. The Shops’ improvements will also be demolished, and Bay Holdings will construct an ocean-side spa and beach club on the site. MLP will purchase the spa and beach club at Bay Holdings’ actual construction costs. The members (owners) valued these non-monetary contributions at $25 million through arms-length negotiations, of which $24.59 million was allocated to the land and $410,000 was allocated to the Shops based on an independent appraisal. In exchange for its $25.5 million contribution to Bay Holdings and Kapalua Bay, MLP received 51% of the outstanding membership interests of Bay Holdings. Marriott contributed $17.0 million of cash to Bay Holdings for 34% of the outstanding membership interests in Bay Holdings, and Exclusive Resorts contributed $7.5 million of cash to Bay Holdings for 15% of the outstanding membership interests in Bay Holdings.

In connection with the transaction, Kapalua Bay secured a $45 million credit agreement with two lenders. The credit agreement has an initial term of two years and is secured by a mortgage on the hotel and other improvements. Kapalua Bay drew down $26 million under the credit agreement and, with the cash contributions made by the members, concluded the purchase of the hotel and other improvements.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—Bay Holdings’ policy is to prepare its financial statements using the accrual basis of accounting.

Principles of Consolidation—The accompanying consolidated financial statements include the accounts of Bay Holdings and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Statement of Cash Flows—Expenditures relating to the development and construction of whole and fractional ownership residential units for sale to the public are reflected as “operating activities.”

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future actual amounts could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash and liquid investments with an original maturity of three months or less from the date acquired. The majority of cash and cash equivalents are held at major commercial banks.

Inventory—Inventory, consisting primarily of food and beverage products, is carried at average cost.

Property—The contributed land and Shops’ improvements, and the acquired hotel improvements, are stated at their fair values (acquisition costs) at the date of acquisition (see Note 1). Subsequent additions of property and equipment are recorded at acquisition costs. Major renewals and betterments are capitalized, while expenditures for maintenance and repairs are charged to operations.

Depreciation is computed using the straight-line method over a 19-month useful life, due to the planned demolishment of the hotel and Shops improvements in 2006.

Project Development Costs—Project development costs relate to the planned real estate development projects. Costs include the acquisition of the development rights for the project site, planning and design costs, and other development activities.

Deferred Financing Costs—Loan fees and other costs are being capitalized as part of project development costs.

Long-Lived Assets—Long-lived assets held and used by Bay Holdings are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes occur, an estimate of the future cash flows expected to result from the use of the assets and their eventual disposition is made. If the sum of such expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized in an amount by which the asset’s net book value exceeds its fair value.

Revenue Recognition—Rooms and food and beverage revenues are recognized when the services are rendered. Rental income is recognized on a straight-line basis over the lease terms.

Interest Capitalization—Interest costs are capitalized during the development period of capital and real estate projects.

Advertising and Promotion Costs—The costs of advertising and promotion activities are expensed as incurred.

Income Taxes—Bay Holdings is not subject to federal and state income taxes. The distributive shares of income or loss and other tax attributes from Bay Holdings are reportable by the individual members in their separate tax returns; accordingly, Bay Holdings’ financial statements do not include a provision for income taxes.

3.                      ALLOCATION OF NET INCOME (LOSSES) AND CASH DISTRIBUTIONS

Net losses are allocated to the members based on their membership interests:  MLP—51%, Marriott—34%, and Exclusive Resorts—15%. Net income is allocated based on the estimated distributions of “Net Cash Flow” (as defined in the agreement) to the members. The cash distributions are based on each member’s “Priority Contribution Account” (“PCA”), as defined in the agreement, and MLP’s “Subordinated Contribution Account” (“SCA”), as defined in the agreement. Under the agreement, only 50% of MLP’s $25.0 million non-monetary capital contribution was considered PCA. The initial PCA and SCA balances are as follows:

	PCA	SCA

MLP	$13,000,000	$12,500,000
Marriott	17,000,000
Exclusive Resorts	7,500,000

	$37,500,000	$12,500,000

The distributions of net cash flow to the members shall be made in the following priorities:

•                  a specified percentage return on PCA balances

•                  reduce PCA balances to zero

•                  a specified percentage return on SCA balance

•                  reduce SCA balance to zero

•                  pro rata in proportion to membership interests

4.                      MANAGEMENT AGREEMENTS

Kapalua Bay (“Owner”) has a Hotel Management Agreement with KB Hotel Operator Inc. (“Operator”), an affiliate of Marriott. The initial term of the agreement is three years, and Operator is responsible for the operation and management of the hotel. Hotel personnel are employees of Operator, and Owner is responsible for all hotel costs and expenses. At December 31, 2005, the net amount due from Operator was $930,000, and at December 31, 2004, the net amount due to Operator was $636,000. Owner has the right to terminate the agreement in conjunction with the closure of the hotel to commence construction of the real estate development projects. Operator receives a base management fee equal to 3% of gross revenues (as defined in the agreement), and an incentive management fee based on operating profit (as defined in the agreement). The base management fee for 2005 and 2004 was $704,000 and $168,000, respectively, and there was an incentive management fee of $86,000 in 2005. There was no incentive management fee in 2004. Operator also billed Owner $686,000 and $165,000 in 2005 and 2004, respectively, for chain services (e.g., reservations, advertising) and other services. Owner must also establish a cash reserve fund equal to 1% of gross revenues for the replacement of furniture, fixtures and equipment.

Kapalua Land Company, Ltd. (“KLC”), a subsidiary of MLP, has an agreement to manage the Shops for an initial term of four years. Owner has the right to terminate the agreement in conjunction with the closure of the Shops to commence construction of the real estate development projects. Owner reimbursed KLC $47,000 and $18,000 in 2005 and 2004, respectively, for KLC’s cost incurred to manage the Shops.

MLP is the managing member of Bay Holdings, and is responsible for managing its business affairs. Under the LLC agreement, “ordinary major decisions” (as defined in the agreement) require the approval of at least 75% of the membership interests, and “extraordinary major decisions” (as defined in the agreement) require the approval of 100% of the membership interests. The LLC agreement also contains provisions to deal with “deadlock” situations. MLP is entitled to a monthly management fee of $2,500, plus reimbursement of its out-of-pocket expenses.

5.                      OTHER AGREEMENTS WITH MEMBERS

Bay Holdings has an agreement to sell a portion of the whole ownership residential units to Exclusive Resorts. Under the LLC agreement, Bay Holdings anticipates entering into the following agreements with its members (and their affiliates) relating to the marketing, sale, and management of the residential projects:

•                  Sale of the spa and beach club improvements to MLP at Bay Holdings’ actual construction costs.

•                  Amenities agreement with MLP that grants purchasers of the whole and fractional ownership residential units certain privileges with respect to the Kapalua Resort’s spa and beach club, golf courses, and tennis facilities.

•                  Marketing agreements with MLP and Marriott for the sale of whole ownership residential units in the project (excluding units to be sold to Exclusive Resorts).

•                  Management agreements with Marriott for services relating to the management of the fractional ownership units, fractional ownership membership program, and the project’s common areas.

Bay Holdings has an agreement with MLP for entitlement services relating to the receipt of governmental permits and authorizations required for the development projects. In 2005, Bay Holdings received entitlement services from MLP with an agreed upon value of $225,000, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members’ capital account of MLP KB Partner, LLC.

Bay Holdings has a technical services agreement with Marriott for design and construction services relating to the whole and fractional ownership residential units and ancillary improvements. In 2005, Bay Holdings received services from Marriott with an agreed upon value of $100,000, which was recorded as project development costs and a corresponding credit (in lieu of cash payment) to the members’ capital account of MH Kapalua Venture, LLC.

6.                      FINANCING ARRANGEMENTS

Bay Holdings has a $45.0 million bank credit agreement, which is secured by a mortgage on the hotel and other improvements. Pursuant to terms in the credit agreement, the maximum loan commitment available to Bay Holdings was adjusted to approximately $42.3 million during 2005. The loan proceeds can be used for the purchase of the hotel improvements and certain pre-development costs relating to the real estate development projects. The initial term of the loan is two years, maturing on August 31, 2006, with interest at adjustable rates based on either the one-month or three-month LIBOR plus 2.5% or the base rate (interest rates were 6.92% and 4.91% at December 31, 2005 and 2004, respectively). Interest cost incurred during 2005 and 2004 was $1,984,000 and $393,000, respectively, and was capitalized as project development costs. The loan agreement allows for the lenders to withhold an interest reserve on the available balance if the debt service coverage ratio, as defined in the credit agreement, falls below 1:1. At December 31, 2005, the Company’s debt service coverage ratio fell below 1:1 and the interest reserve of approximately $2,290,000 reduced the amounts available under the credit agreement. The loan agreement has a six-month extension option, which, if exercised, will require principal payments of $1.0 million per month during the extension period. Bay Holdings paid a 1% fee to the lenders at the closing date of the loan. The outstanding loan balance at December 31, 2005 and 2004 was $29.5 million and $26.0 million, respectively, (proceeds in 2004 were used to purchase the hotel improvements and other assets on August 31, 2004), and the amount available under the credit agreement was approximately $10.5 million at December 31, 2005.

Bay Holdings intends to refinance the loan agreement in 2006 with a third-party lender prior to August 31, 2006 (the end of the term of the loan). If the loan agreement is not refinanced by August 2006, Bay Holdings intends to exercise its option to extend the term of the loan to February 2007. Accordingly, the outstanding loan amount of $29.5 million has been classified as a noncurrent liability in the accompanying balance sheet at December 31, 2005.

The loan agreement contains covenants that, among other matters, restrict (or require prior approval by the lenders of) additional borrowings, guarantees, liens, transfers, changes in the provisions of existing agreements, and leases.

7.                      LEASES

Lessor

Bay Holdings leases space to retail tenants in the hotel and Shops, and also has a lease agreement with a concessionaire at the hotel. These operating leases provide for minimum rents and percentage rents based on revenues. For 2005 and 2004, minimum rents were $409,000 and $306,000, respectively, and percentage rents were $566,000 and $218,000, respectively. Rental income received from MLP totaled $300,000 and $101,000 in 2005 and 2004, respectively. Property at December 31, 2005 and 2004 includes leased property of $3,045,000 (before accumulated depreciation of $2,506,000 and $508,000, respectively). Future minimum rental income aggregates $157,000, and is expected to be received in 2006.

The hotel and Shops will be demolished in 2006 in conjunction with the construction of the real estate development projects. In January 2006, Bay Holdings terminated an existing lease with a tenant in the hotel, which will require termination payments to the tenant of approximately $87,000 in 2006.

Lessee

Bay Holdings leases equipment under operating lease agreements. Rent expense for 2005 and 2004 was $52,400 and $20,000, respectively. Future minimum rental payments aggregate $8,300 in 2006 and 2007, and $1,400 in 2008.

8.                      EMPLOYEE BENEFIT PLANS

Hotel employees are participants of a multi-employer defined benefit pension plan. The expense for 2005 and 2004 relating to contributions to this plan was $101,000 and $26,000, respectively.

Certain Bay Holdings’ employees are participants of a Marriott defined contribution plan. Matching employer contributions to the plan totaled $46,000 and $26,000 in 2005 and 2004, respectively.

9.                      DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of Bay Holdings’ financial instruments approximate their fair values. The bank loan has adjustable interest rates based on the LIBOR or base rates.

10.               CONCENTRATIONS OF CREDIT RISKS

The financial instruments that potentially expose Bay Holdings to concentrations of credit risk consist primarily of cash deposits and accounts receivable. Bay Holdings maintains portions of its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Management believes that Bay Holdings is not exposed to any significant credit risk related to cash. In addition, Bay Holdings extends credit to hotel guests, travel agents, and its Shops’ tenants. The creditworthiness of existing and potential tenants and customers is evaluated and, under certain circumstances, a security deposit is required.

11.               COMMITMENTS AND CONTINGENCIES

Bay Holdings had commitments under signed contracts totaling approximately $4.8 million at December 31, 2005, which primarily relate to the real estate development projects.

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